ORIGINAL EXECUTED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______ to ________.

Commission file number: 000-51179

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

TD Banknorth Inc. 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TD Banknorth Inc.
P.O. Box 9540
Two Portland Square
Portland, Maine 04112-9540

REQUIRED INFORMATION

The following financial statements are hereby filed for the TD Banknorth Inc. 401(k) Plan (the "Plan"):

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2005 and 2004

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2005 and 2004

Notes to Financial Statements

Exhibit 23.1 Consent of Mahoney Cohen & Company, CPA, P.C.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, TD Banknorth Investment Management Group, a division of TD Banknorth, N.A., as trustee for the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TD BANKNORTH INC. 401(k) PLAN

By: TD Banknorth Investment Management Group (as Trustee)

June 26, 2006

By: [signature]
Name: Kevin K. Brown
Title: Vice President

TD BANKNORTH INC. 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2005 and 2004

TD BANKNORTH INC. 401(k) Plan

Index

REPORT OF INDEPENDENT REGISTERD PUBLIC ACCOUNTING FIRM

The Plan Administrator
TD Banknorth Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the TD Banknorth Inc. 401(k) Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held at end of year at (December 31, 2005) is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mahoney Cohen & Company, CPA, P.C.

New York, New York
May 26, 2006

TD BANKNORTH INC. 401(k) PLAN

Statements of Net Assets Available for Benefits

December 31, 2005 and 2004

	2005	2004
Assets		
Investments, at fair value (note 5)	$393,006,659	$347,498,337
Participant loans receivable	6,559,974	5,688,932
Total investments	399,566,633	353,187,269
Employer contributions receivable	257	-
Employee contributions receivable	692	-
Due from brokers for securities sold	553,796	109,487
Accrued interest and dividend receivable	587,376	3,261
Total assets	400,708,754	353,300,017
Liabilities		
Due to brokers for securities purchased	774,773	424,707
Total liabilities	774,773	424,707
Net assets available for benefits	$399,933,981	$352,875,310

See accompanying notes to financial statements.

TD BANKNORTH INC. 401(k) PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2005 and 2004

	2005	2004
Additions to net assets attributed to:		
Investment income:		
Interest	$344,161	$289,411
Dividends	8,204,928	6,230,943
Net realized gains (note 5)	64,035,990	7,570,896
Net unrealized appreciation (depreciation) in fair value of investments (note 5)	(45,416,182)	21,815,093
	27,168,897	35,906,343
Contributions:		
Employer	10,319,452	9,508,889
Employee	22,114,493	19,645,440
Rollovers	2,368,284	2,155,839
	34,802,229	31,310,168
Transfer from merged employee benefit plans (note 1 a)	19,294,179	22,467,491
Total additions	81,265,305	89,684,002
Deductions from net assets attributed to:		
Benefits paid to employees	34,206,634	20,323,814
Total deductions	34,206,634	20,323,814
Net increase in net assets available for benefits	47,058,671	69,360,188
Net assets available for benefits, beginning of year	352,875,310	283,515,122
Net assets available for benefits, end of year	$399,933,981	$352,875,310

See accompanying notes to financial statements.

TD BANKNORTH INC. 401(k) Plan
Notes to Financial Statements
December 31, 2005 and 2004

(1) Description of Plan

The TD Banknorth Inc. 401(k) Plan (the "Plan") is a defined contribution plan sponsored by TD Banknorth Inc. (the "Company"). The following provides only general information and participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan, which became effective October 1, 1985, as amended and restated effective January 1, 2001, is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees of the Company who were employed on October 1, 1985 became participants. All other full and part-time employees shall become a participant on the entry date coincident with or following the completion of one month of service. Temporary employees are eligible to participate after completing any 12 months of service in which the employee is credited with 1,000 hours of service.

On March 1, 2005, TD Bank Financial Group completed its acquisition of a 51% interest in TD Banknorth Inc., formerly Banknorth Group, Inc. As a result of this transaction, each share of Banknorth Group, Inc stock held in the Plan was converted to (a) $12.24 in cash, (b) 0.2351 shares of TD Bank Financial Group common stock and (c) 0.49 shares of TD Banknorth Inc. common stock. Cash proceeds received by the Trustee from the sale or exchange of any shares of Stock were invested by the Trustee in the Investment Fund that presented the least risk of loss as determined by the Plan Administrator.

On November 23, 2004, the Plan was amended to include TD Bank Financial Group common stock as an investment option in the Plan. The Trustee, Banknorth Wealth Management Group (BWMG), established the TD Bank Stock Fund in accordance with the Plan and Trust Agreement and the applicable provisions of the Internal Revenue Code and ERISA.

The Plan has a TD Banknorth Stock Fund consisting of all amounts invested in TD Banknorth Stock with two sub-funds as follows: (1) Amounts that are invested in TD Banknorth Stock that are attributable to salary deferrals and Company contributions for the current plan year, "TD Banknorth Stock Fund (non-ESOP)" and (2) Amounts that are invested in TD Banknorth Stock that are not for the current plan year, "TD Banknorth Stock Fund (ESOP)". As soon as practicable following the last day of the each plan year, the contributions attributable to such plan year that are invested in the TD Banknorth Stock Fund (non-ESOP) will be transferred to the TD Banknorth Stock Fund (ESOP).

The following plans were merged with, and the assets transferred into, the Plan in 2005 and 2004.

Year Merged	Plan Name	Effective Date of Plan Merger	Assets Transferred
2005	Boston Federal Savings Bank Employees' Savings and Profit Sharing Plan and Trust	9/19/2005	$18,721,560
	Drake, Swan & Crocker Insurance Agency, Inc. 401(k) Retirement Plan	8/4/2005	572,619
			$19,294,179
2004	Foxborough Savings Bank 401(k) Plan	11/9/2004	$1,454,022
	Cape Cod Bank and Trust Company Profit Sharing Retirement Plan	10/1/2004	20,597,637
	First & Ocean BanCorp 401(k) Plan	5/4/2004	415,832
			$22,467,491

(b) Contributions

Participants may contribute up to 50% (highly compensated participants may contribute up to 15%) of their pretax annual wages including bonuses and overtime pay. Participants may also contribute amounts representing rollover distributions from other qualified defined benefit or defined contribution plans. Participants are eligible for Company matching contributions the first day of the calendar quarter following completion of one year of service. The Company makes matching contributions equal to 100% of the participant's deferral up to the first 3% of the participant's eligible compensation and 50% of the participant's deferral on the next 3% of the participant's eligible compensation. In addition, each year the Company may contribute to the Plan, from current profits or retained earnings, a discretionary percentage designated by the Board of Directors. There were no discretionary contributions in 2005 or 2004. Participants' salary deferral contributions are subject to Internal Revenue Code limitations, which were $14,000 and $13,000 in 2005 and 2004, respectively. The Plan was amended August 1, 2004 to allow catch-up contributions (within the meaning of Section 414 (v) of the Internal Revenue Code) for participants who have reached age 50 by the end of the plan year. Participants are only permitted to make catch-up contributions if they have made their maximum salary deferral contribution for the year.

(c) Participant Accounts

Each participant's account reflects the participant's contribution, the Company's matching contribution, earnings or losses on the account and an allocation of the Company's discretionary contribution, if any, based on participant compensation.

(d) Vesting

Participants who were active on or after January 1, 2001 are immediately vested in all employee contributions, Company matching contributions and prior bank ESOP contributions and earnings.

(e) Participant Loans

Participants may borrow from their 401(k) accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant's account. All loans are required to be repaid within five years of the loan unless the purpose of the loan is the purchase of a primary residence. The interest rate charged is a fixed rate based on the Prime Rate as noted in the Wall Street Journal on the date that the loan application is processed. Interest rates range from 4% to 11.5% on loans outstanding at December 31, 2005. Principal and interest is paid through fixed bi-weekly payroll deductions.

(f) Payment of Benefits

On termination of service, if the participant vested account balance does not exceed $1,000, the participant receives a single lump sum amount equal to the value of his or her vested account. If the participant vested account balance exceeds $1,000, the participant is allowed to elect to receive a single lump sum distribution or to receive benefit payments following attainment of normal retirement age. An annuity may also be purchased with the entire value of his or her vested account if the distribution commenced prior to January 1, 2002.

The Plan provides that any cash dividends received on shares of stock in the TD Banknorth Stock Fund (ESOP) as of the record date on which the dividends are declared, shall, at the election of the participant or his or her beneficiary, either: (1) be paid by the Company in cash to the participant or beneficiary, or, at the discretion of the Plan Administrator, paid by the Company to the Plan and distributed from the Plan to the participant or his or her beneficiary, not later than ninety days after the close of the Plan year in which it was paid to the Plan; or (2) be paid to the Plan and reinvested in stock. Cash dividends are paid quarterly and the amount distributed to participants was $105,670 in 2005 and $158,966 in 2004.

(g) Participant Investment Options

Each participant, at December 31, 2005, had the option of allocating employee and employer contributions into various investment options offered by the Plan. The Plan offers mutual funds, a collective investment fund, Company common stock and TD Bank Financial Group common stock as investment options for participants.

(h) Forfeitures

At December 31, 2005 and 2004, forfeited nonvested accounts totaled $423,927 and $55,892, respectively. These amounts may be used to reduce employer contributions. In 2005 and 2004, employer contributions were reduced by $32,440 and $277, respectively, from forfeited nonvested accounts. Forfeited amounts relate to employees who terminated prior to the change in vesting provisions on January 1, 2001 and are available to reduce future Company contributions when the participant account is distributed or when the break in service exceeds five years.

(i) Voting Rights

Each participant is entitled to exercise voting rights attributable to TD Banknorth Inc. and TD Bank Financial Group shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote in the best interest of plan participants shares for which instructions have not been given by a participant.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The accompanying financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and are presented on the accrual basis of accounting.

(b) Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

(c) Investment Valuation and Income Recognition

Investments in common stock and mutual funds are recorded at their fair values as determined by quoted market prices. Investments in the collective investment fund represent units in a common/collective trust and are valued at the net fair value of the underlying assets as determined generally by using commercial quotation services. Participant loans receivable are valued at cost, which approximate fair value. Purchases and sales of securities are reflected on the trade date basis. Realized gains or losses are calculated using the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded as of the ex-dividend date.

(d) Payment of Benefits

Benefits are recorded when paid.

(e) Plan Expenses

All expenses of maintaining the Plan are paid by the Company.

(3) Income Taxes

The Plan is qualified as a profit sharing plan under Section 401(a) of the Internal Revenue Code. The Internal Revenue Service issued its latest determination letter on July 12, 2003, which stated that the Plan qualifies under the applicable provisions of the Internal Revenue Code and therefore is exempt from federal income taxes. Subsequent to such determination, the Plan has been amended. In the opinion of the Plan Administrator the Plan has continued to operate within the terms of the Plan document and remains qualified under the applicable provisions of the Internal Revenue Code.

(4) Administration of Plan Assets

The Plan's assets, which include Company common shares, are held by the Trustee of the Plan.

Company contributions are held and managed by the Trustee, which invests contributions received, reinvests interest and dividend income, and additionally makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries. No such officer or employee receives compensation from the Plan. Administrative expenses for the Trustee's fees are paid directly by the Company.

(5) Investments

The following investments represented 5% or more of the Plan's net assets at December 31:

	2005	
	Number of shares	Market Value
Investments, at fair value:		
American Funds Growth Fund of America	767,575	$23,687,362
Dodge & Cox Stock Fund	307,108	42,141,320
Federated Capital Preservation Fund	7,351,008	73,510,077
Fidelity Balanced Fund	2,166,348	40,640,696
Fidelity Diversified International Fund	1,127,094	36,675,642
Vangard Institutional Index Fund	334,139	38,095,220
TD Banknorth Inc. common stock (1)	1,576,243	45,789,859
TD Bank Financial Group common stock (1)	712,110	37,528,197
		$338,068,373

	2004	
	Number of shares	Market Value
Investments, at fair value:		
Dodge & Cox Stock Fund	220,883	$28,763,361
Federated Capital Appreciation Fund	925,183	23,453,393
Federated Capital Preservation Fund	4,156,863	41,568,630
Fidelity Balanced Fund	1,915,087	34,126,851
Fidelity Diversified International Fund	967,649	27,713,454
Vangard Institutional Index Fund	328,244	36,339,922
Banknorth Group, Inc. common stock (1)	3,031,469	110,951,765
		$302,917,376

(1) Party in interest.

The proceeds and cost of investments sold during the years ended December 31, 2005 and 2004 were as follows:

	2005			
	Proceeds	Cost	Gain	
TD Banknorth Inc. common stock	$73,270,102	$18,069,140	$55,200,962	(1)
TD Bank Financial Group common stock	2,459,804	2,120,493	339,311	
Collective investment fund	9,573,247	9,573,239	8	
Registered investment companies	271,071,150	262,575,441	8,495,709	
	$356,374,303	$292,338,313	$64,035,990	

	2004		
	Proceeds	Cost	Gain
Banknorth Group, Inc. common stock	$7,784,248	$2,828,471	$4,955,777
Collective investment fund	10,134,737	10,134,712	25
Registered investment companies	111,148,477	108,533,383	2,615,094
	$129,067,462	$121,496,566	$7,570,896

During 2005 and 2004, the Plan's investments appreciated (depreciated) in value as follows:

	2005	2004
TD Banknorth Inc. common stock	($57,217,979) (1)	$7,976,264
TD Bank Financial Group common stock	7,620,117	-
Registered investment companies	4,181,680	13,838,829
	($45,416,182)	$21,815,093

(1) $45.8 million of the depreciation in value and the realized gains on TD Banknorth Inc. stock relate to the shares exchanged for cash and TD Bank Financial Group stock on March 1, 2005. See Note 1 "Description of Plan" in the Notes to Financial Statements for more information.

(6) Related-party Transactions

Certain Plan investments were shares of mutual funds managed by BWMG, a division of TD Banknorth, NA, which is a subsidiary of TD Banknorth Inc. BWMG serves as the Plan trustee and recordkeeper and, therefore, these transactions qualified as party in interest. Fees for these services were paid on behalf of the Plan by the Plan Sponsor. The proprietary BWMG funds were sold during 2004.

The Plan owned 1,576,243 and 3,031,469 shares of TD Banknorth Inc. common stock valued at $45,789,859 and $110,951,765 at December 31, 2005 and 2004, respectively. The Plan also owned 712,110 of TD Bank Financial Group common stock valued at $37,528,197 at December 31, 2005.

(7) Risks and Uncertainties

The Plan provides for investment in corporate securities, registered investment companies and money market funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is probable that changes in the value of investment securities will occur in the near term and such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(8) Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA, as amended. Upon discontinuance or termination, forfeitures shall be allocated to the accounts of Participants on such date.

(9) Subsequent Events

Effective July 1, 2006, T. Rowe Price will serve as the service provider and trustee for the TD Banknorth Inc. 401(k) Plan. As a result T. Rowe Price will serve as a directed trustee, Plan provisions have been modified to provide that the Trustee will act following the direction of the Plan Administrator (TD Banknorth Inc.) or participants, as appropriate, rather than having discretionary authority under the terms of the Plan.

TD BANKNORTH INC.

401(k) Plan

Supplementary Information

Schedule H, Line 4i - Schedule of Assets Held for Investment Purposes at End of Year

(December 31, 2005)

EIN: 01-0437984
PN: 003

(a)	(b) Identity of issue	(c) Number of shares/units description of investment	(d) Cost	(e) Current value
	American Funds Growth Fund of America	Registered investment company - 767,575 shares	$24,185,202	$23,687,362
	Baron Growth Fund	Registered investment company 420,107 shares	19,214,891	19,072,836
	Dodge & Cox Stock Fund	Registered investment company - 307,108 shares	36,233,873	42,141,320
	Federated Capital Appreciation Fund	Registered investment company 3 shares	65	64
	Federated Intermediate Income Bond	Registered investment company - 957,147 shares	9,719,839	9,581,042
	Federated Capital Preservation Fund	Collective investment fund - 7,351,008 shares	73,510,016	73,510,077
	Federated Inst Prime Obligation Fund #10	Registered investment company - 18,870 shares	18,870	18,870
	Federated Inst Treasury Obligation Fund #68	Registered investment company - 161,184 shares	161,184	161,184
	Federated U.S. Government Securities Fund	Registered investment company - 1,043,371 shares	11,771,286	11,445,778
	Fidelity Balanced Fund	Registered investment company - 2,166,348 shares	36,786,935	40,640,696
	Fidelity Diversified International Fund	Registered investment company - 1,127,094 shares	28,970,114	36,675,642
	Fidelity Prime Money Market #690	Registered investment company - 289,020 shares	289,020	289,021
	Vanguard Institutional Index Fund	Registered investment company 334,139 shares	34,454,715	38,095,220
	Vanguard Strategic Equity Fund	Registered investment company 655,244 shares	13,930,206	14,369,491
*	TD Banknorth Inc.	Common stock - 1,576,243 shares	19,501,571	45,789,859
*	TD Bank Financial Group	Common stock - 712,110 shares	29,464,543	37,528,197
*	Participant loans receivable	Loans granted to plan participants, varying maturities, interest rates from 4.00% to 11.50%, secured by, at a minimum, 50% of vested account balances	6,559,974	6,559,974
			$344,772,304	$399,566,633

* Party in interest.

See accompanying report of independent registered public accounting firm.

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-123360 of TD Banknorth Inc. Form S-8 of our report dated May 26, 2006, appearing in this Form 11-K of the TD Banknorth Inc. 401(k) Plan for the year ended December 31, 2005.

Mahoney Cohen & Company, CPA, P.C.

New York, New York
June 26, 2006